UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
          Washington, D.C.  20549

          SCHEDULE 13G
          Under the Securities Exchange Act of 1934

          Amendment No.:  1*

          Name of Issuer:  Webvan Group, Inc.

          Title of Class of Securities: Common Stock

          CUSIP Number: 94845V-10-7

            (Date of Event Which Requires Filing of this Statement)

                              September 13, 2000

          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          / / Rule 13d-1(b)
          /X/ Rule 13d-1(c)
          / / Rule 13d-1(d)

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
          Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          CUSIP Number: 94845V-10-7

          1.  Name of Reporting Person
              I.R.S. Identification No. of Above Person

                    Hume R. Steyer

          2.  Check the Appropriate Box if a Member of a Group

                    a.
                    b.  X

          3.  SEC Use Only


          4.  Citizenship or Place of Organization

                    United States

          Number of Shares Beneficially Owned by Each Reporting Person
          With:

          5.  Sole Voting Power:

              39,286,879*

          6.  Shared Voting Power:

              7,500

          7.  Sole Dispositive Power:

              39,286,879*

          8.  Shared Dispositive Power:

              7,500

          9.  Aggregate Amount Beneficially Owned by Each Reporting
              Person

              39,294,379*

          ____________________

          * Reduction from amount previously reported is the result of distributions of shares of common stock to trust beneficiaries from a trust as to which the Reporting Person serves as trustee.

          10. Check Box if the Aggregate Amount in Row (9) Excludes
              Certain Shares   / /

          11. Percent of Class Represented by Amount in Row (9)

                    8.3%**

          12. Type of Reporting Person

                    IN
































          ____________________

          ** Reduction from amount previously reported is the result of dilution brought about by the issuance of shares of common stock by the Issuer and distributions of shares of common stock to trust beneficiaries from a trust as to which the Reporting Person serves as trustee.

          Item 1(a) Name of Issuer:  Webvan Group, Inc.

                (b) Address of Issuer's Principal Executive Offices:

                    310 Lakeside Drive
                    Foster City, CA 94494


          Item 2(a) - (c).  Name, Principal Business Address, and
          Citizenship of Persons Filing:

                    Hume R. Steyer
                    c/o Seward & Kissel LLP
                    One Battery Park Plaza
                    New York, New York  10010

                    Hume R. Steyer - United States citizen

              (d)   Title of Class of Securities:  Common Stock

              (e)   CUSIP Number: 94845V-10-7

          Item 3.  If this statement is filed pursuant to Rule
          13d-1(b)(1) or 13d-2(b) or (c) check whether the person filing is:

              (a)  / / Broker or dealer registered under Section 15 of
                       the Act,

              (b)  / / Bank as defined in Section 3(a)(6) of the Act,

              (c)  / / Insurance Company as defined in
                       Section 3(a)(19) of the Act,

              (d)  / / Investment Company registered under Section 8
                       of the Investment Company Act,

              (e)  / / Investment Adviser registered under Section 203
                       of the Investment Advisers Act of 1940,

              (f)  / / Employee Benefit Plan, Pension Fund which is
                       subject to the provisions of the Employee
                       Retirement Income Security Act of 1974 or
                       Endowment Fund,

              (g)  / / Parent Holding Company, in accordance with Rule
                       13d-1(b)(ii)(G),

              (h)  / / Savings association as defined in Section 3(b)
                       of the Federal Deposit Insurance Act,

              (i)  / / Church plan excluded from the definition of an
                       investment company under Section 3(c)(14) of the Investment Company Act,

              (j)  / / Group, in accordance with Rule 13d-
                       1(b)(1)(ii)(H).

          If this statement is filed pursuant to Rule 13d-1(c), check this box. /X/

          Item 4.  Ownership.

                   (a) Amount Beneficially Owned: 39,294,379 shares
                       owned by Hume R. Steyer

                   (b) Percent of Class: 8.3% by Hume R. Steyer

                   (c) Hume R. Steyer: 7,500 shares with shared power
                       to vote or to direct the vote; 39,286,879 shares with sole power to vote or to direct the vote; 7,500 shares with shared power to dispose or to direct the disposition of; 39,286,879 shares with the sole power to dispose or to direct the disposition of

                   Reductions from amounts previously reported are the result of distributions of shares of common stock to trust beneficiaries from a trust as to which the Reporting Person serves as trustee.

          Item 5.  Ownership of Five Percent or Less of a Class.

                   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

          Item 6.  Ownership of More than Five Percent on Behalf of
                   Another Person.

                   N/A

          Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

                   N/A

          Item 8.  Identification and Classification of Members of the
                   Group.

                   N/A

          Item 9.  Notice of Dissolution of the Group.

                   N/A

          Item 10.

                   Certification for Rule 13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     /s/ Hume R. Steyer
                                     _________________________
                                        Hume R. Steyer




          September 14, 2000













                                         -6-
          99083020.AC0